

September 3, 2013

<u>Via E-mail</u>
Gary Martino
Chief Financial Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477

      Re: Tangoe, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 18, 2013
               File No. 001-35247

Dear Mr. Martino:

We have reviewed your letter dated August 5, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2011 and 2012, page 57

1.   We note your response to prior comment 1. We continue to believe that you should provide quantitative disclosure for the significant sources of change in revenues pursuant to the guidance in Section III.D of SEC Release 33-6835. In this regard, your current discussion regarding the change in revenue for fiscal 2012 compared to fiscal 2011 indicates that revenue increased primarily due to "an increase in volume of fixed and mobile communications assets and service offerings being managed or provided through [your] on-demand communication platform for current existing and new customers, combined with revenue attributable to customers acquired through [your] HCL-EMS,

Telwares, ProfitLine, Anomalous, ttMobiles and Symphony strategic acquisitions." You provide similar disclosures for the increase in revenue for fiscal 2011 compared to fiscal 2010 and in your fiscal 2013 Form 10-Q filings. However, these disclosures appear to be overly generic. In this regard, without providing quantification for at least some of the factors that contributed to your revenue growth, it is difficult for investors to fully understand which items most significantly impacted your operations and to fully ascertain whether past performance is indicative of future performance. Please tell us how you intend to enhance your MD&A disclosures in future filings, so to provide investors with a more in-depth analysis of your historical results of operations and prospects for the future. We refer you to the guidance Item 303(a) of Regulation S-K and SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 106

2.   We note your response to prior comment 3. However, you have not indicated how your current disclosure complies with the requirements of ASC 740-30-50-2. In this regard, the practicability exception only applies to disclosure of the unrecognized deferred tax liability for temporary differences related to foreign subsidiaries, not to the disclosure of the cumulative amounts of such differences. Disclosure of these amounts is required regardless of the company's assertion that undistributed earnings will be permanently reinvested. Please revise your disclosures accordingly. In addition, please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability for undistributed earnings that are intended to be indefinitely reinvested in accordance with ASC 740-30-25-17 and 18 considering you appear to be unable to determine the amount of such undistributed earnings.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. . If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
        Thomas Flynn
        David Westenberg